SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              QUANTA SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74762E102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JOHN N. SMITH
                              SENIOR VICE PRESIDENT
                               WACHOVIA BANK, N.A.
                              101 NORTH MAIN STREET
                       WINSTON-SALEM, NORTH CAROLINA 27150
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 20, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule
            13G to report the acquisition that is the subject of this
              Schedule 13D, and is filing this schedule because of
        Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                       (Continued on the following pages)

------------- ----- ------------------------------------------------------------
     1              NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                             THE QUANTA SERVICES, INC. STOCK EMPLOYEE
                             COMPENSATION TRUST, WITH WACHOVIA BANK, N.A.,
                             AS TRUSTEE

                             I.R.S.  IDENTIFICATION NUMBER: 56-2281083

------------- ----- ------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   [ ]
                                                                       (b)   [X]


------------- ----- ------------------------------------------------------------
     3              SEC USE ONLY                                             [ ]
------------- ----- ------------------------------------------------------------

     4              SOURCE OF FUNDS
                             N/A

------------- ----- ------------------------------------------------------------
     5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

------------- ----- ------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OF ORGANIZATION
                             DELAWARE
------------- ----- ------------------------------------------------------------
    NUMBER OF
                      7     SOLE VOTING POWER
                                     0
      SHARES         -----------------------------------------------------------

   BENEFICIALLY       8     SHARED VOTING POWER
                                     0
     OWNED BY        -----------------------------------------------------------

       EACH           9     SOLE DISPOSITIVE POWER
                                     0
    REPORTING        -----------------------------------------------------------

   PERSON WITH        10    SHARED DISPOSITIVE POWER
                                     0
------------------- ------- ----------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                                     0
------------------- ------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]
------------------- ------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0% AS OF 5/21/02
------------------- ------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                             EP, OO
------------------- ------------------------------------------------------------

                  The filing of this Statement on Schedule 13D by the Quanta Services, Inc. Stock Employee Compensation Trust (the "Trust") does not constitute, and should not be construed as, an admission that Wachovia Bank, N.A., as trustee of the Trust (the "Trustee"), beneficially owns or owned any securities covered by this Statement or is or was required to file this Statement. In this connection, the Trustee disclaims beneficial ownership of the securities covered by this Statement.

ITEM 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  Pursuant to a Letter Agreement dated May 20, 2002 between Quanta Services, Inc. and Wachovia Bank, N.A. (the "Letter Agreement"), and in accordance with Section 8.2 of the Quanta Services, Inc. Stock Employee Compensation Trust Agreement (the "Trust Agreement") dated as of March 13, 2002, Quanta Services, Inc. ("the Company") and the Trustee agreed to terminate the Trust, whereupon the Trust was terminated in accordance with the terms of the Letter Agreement and the Trust Agreement. Upon termination of the Trust, the Trustee delivered to the Company the 7,911,069 shares of Company common stock owned by the Trust, which constituted all of the assets of the Trust, in exchange for cancellation of the promissory note evidencing indebtedness of the Trust to the Company. Upon completion of the foregoing transactions, and as of May 21, 2002, the Trust held no shares of common stock of the Company.

                  Accordingly, on May 21, 2002, the Trust ceased to be the beneficial owner of more than five percent of the common stock of the Company.


ITEM 6.           Contracts, Arrangements, Understandings or Relationships with
                  --------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------

                  The response to Item 5 is repeated and incorporated herein by reference.



ITEM 7.           Material to be Filed as Exhibits.
                  --------------------------------

     1. Letter Agreement dated May 20, 2002 between Quanta Services, Inc. and Wachovia Bank, N.A..

                                    SIGNATURE

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         May 22, 2002                 THE QUANTA SERVICES, INC. STOCK EMPLOYEE
                                      COMPENSATION TRUST

                                      BY: WACHOVIA BANK, N.A., AS TRUSTEE

                                           /s/ Peter Quinn
                                      ------------------------------------------
                                      By:      Peter Quinn
                                      Title:   Senior Vice President

                                    EXHIBITS

1. Letter Agreement dated May 20, 2002 between Quanta Services, Inc. and Wachovia Bank, N.A..